AMENDED AND RESTATED
EXPENSE LIMITATION AGREEMENT

This AMENDED and RESTATED EXPENSE LIMITATION AGREEMENT (“Agreement”), effective as of February 28, 2019, by and between Miller/Howard Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of the Miller/Howard Income-Equity Fund the Miller/Howard Drill Bit to Burner Tip® Fund and the Miller/Howard Infrastructure Fund (collectively, the “Funds”), and MHI Funds, LLC, a limited liability corporation organized under the laws of the State of Delaware (the “Adviser”).

W I T N E S S E T H:

WHEREAS, the Trust, on behalf of the Funds, and the Adviser have entered into an Investment Advisory Agreement, effective January 1, 2016, as amended from time to time (“Advisory Agreement”), pursuant to which the Adviser renders investment management services to the Funds for compensation based on the value of the average daily net assets of the Funds; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Funds and its shareholders to maintain Fund expenses at a level below that to which the Funds would normally be subject during the term of this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.                                      Expense Limit.

1.1.                            Limitation.  To the extent that the aggregate expense of every character incurred by the Funds during the term of this Agreement including, but not limited to, investment management fees of the Adviser (but excluding interest, taxes, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Funds’ business) (“Fund Operating Expenses”), exceeds the “Expense Limit,” which is: 0.78% and 1.03% of the average daily net assets of the Class I and Adviser Share Class  of the Miller/Howard Income-Equity Fund, respectively; and 0.95% and 1.20% of the average daily net assets of the Class I and Adviser Share Class of the Miller/Howard Drill Bit to Burner Tip® Fund, respectively; and 0.95% and 1.20% of the average daily net assets of the Class I and Adviser Share Class of the Miller/Howard Infrastructure Fund and such excess amount (“Excess Amount”) shall be the liability of the Adviser.

1.2.                            Method of Computation.  To determine the Adviser’s liability for the Excess Amount, at each month end the fiscal year to date Fund Operating Expenses accrued gross of any custody credits related to residual cash balances shall be compared with the fiscal year to date Expense Limit.  If at the end of any month the Funds Operating Expenses exceed the Expense Limit, the Adviser shall first waive or reduce its investment management fee for such month, as appropriate, to the extent necessary to pay such Excess Amount.  In the event the Excess Amount exceeds the amount of the investment management fee for such month, the Adviser, in addition to waiving its entire investment management fee for such month, shall also remit to the Funds the difference between the Excess Amount and the amount due as the investment management fee.

1.3.                            Year-End Adjustment.  If necessary, on or before the last day of the first month following the termination of this Agreement, or as soon as practicable thereafter, an adjustment payment shall be made by the appropriate party in order to ensure that the actual Fund Operating Expenses for the period covered by this Agreement (including any reimbursement payments made under Section 2 of this Agreement) do not exceed the Expense Limit.

2.                                      Reimbursement of Fee Waivers and Expense Reimbursements.

2.1.                            Reimbursement.  If, in any year in which the Advisory Agreement remains in effect, estimated aggregate Fund Operating Expenses for the fiscal year are less than the lesser of the Expense Limit for that year or the Expense Limit in effect at the time the fees were waived or expenses reimbursed, the Adviser shall be entitled to reimbursement by the Funds, in whole or in part, of the investment management fees waived or reduced, and other payments remitted by the Adviser to the Funds during any of the previous 36 months less any reimbursement previously paid by such Fund to the Adviser (the “Reimbursement Amount”).

2.2.                            Method of Computation.  To determine the amount of the Funds’ payment, if any, to reimburse the Adviser for the Reimbursement Amount, at each month end the fiscal year to date Fund Operating Expenses accrued shall be compared with the fiscal year to date Expense Limit.  If at the end of any month the Funds’ Operating Expenses are less than the Expense Limit, the Funds shall pay to the Adviser an amount sufficient to increase the annualized Fund Operating Expenses to an amount no greater than the Expense Limit, provided that such amount paid to the Adviser will in no event exceed the Reimbursement Amount.

2.3.                            Year-End Adjustment.  If necessary, on or before the last day of the first month of each succeeding fiscal year, or as soon as practicable thereafter, an adjustment payment shall be made by the appropriate party in order to ensure that the actual Fund Operating Expenses for the prior fiscal year (including any reimbursement payments made hereunder with respect to such fiscal year) do not exceed the Expense Limit.

3.                                      Termination of Agreement.  This Agreement shall continue in effect until the earlier of (a) the termination of the Advisory Agreement; or (b) February 28, 2020.  The termination of this Agreement shall not affect any obligation that has accrued or is outstanding prior to such termination.

4.                                      Miscellaneous.

4.1.                            Notices.  Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, (a) if to the Adviser, to MHI Funds, LLC, 10 Dixon Avenue, Woodstock, New York 12498; and (b) if to the Trust, at the foregoing office of the Adviser.

4.2.                            Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.3.                            Interpretation.  Nothing herein contained shall be deemed to require the Trust to take any action contrary to its Master Trust Agreement or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust.

4.4.                            Definitions.  Any question of interpretation of any term or provision of this Agreement including, but not limited to, the investment management fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement, shall have the same meaning as and be resolved by reference to such Advisory Agreement.

4.5.                            Amendment.  This Agreement may be amended or modified only upon the written consent of the parties hereto.

4.6.                            Governing Law.  Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

MILLER/HOWARD FUNDS TRUST
on behalf of the Miller/Howard Income-Equity Fund; Miller/Howard Drill Bit to Burner Tip® Fund and Miller/Howard Infrastructure Fund

By:	/s/ Brian Helhoski
Name:	Brian Helhoski
Title:	Chief Financial Officer

MHI FUNDS, LLC

By:	/s/ Dana Troxell
Name:	Dana Troxell
Title:	Secretary